

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Hanna Selyska
President
Azzurro Solutions Corp.
V Osikách, 24, Dolni Mecholupy
Prague, Czech Republic 10900

      Re: Azzurro Solutions Corp.
          Registration Statement on Form S-1
          Filed January 29, 2021
          File No. 333-25235

Dear Ms. Selyska:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed January 29, 2021

Risk Factors
Our Sole Officer and Director Resides Outside the United States of America, page 7

1.   Please augment your risk factor to also disclose an investor's ability to bring an original action in a Czech Republic court to enforce liabilities based upon the U.S. federal securities laws against the President of your company.

Description of Our Business, page 14

2.   It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell

company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Selling Stockholders, page 22

3.   We note that according to your chart, the selling stockholders own 180,000 shares before the offering and will own 180,000 shares after the offering. Please revise for accuracy and consistency.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services